UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No                X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA informs of the finalization, as of today, of the acceptance period of the voluntary tender offer (“VTO”) launched by BBVA for the entire share capital of T. Garanti Bankası A.Ş. (“Garanti BBVA”), not already owned by BBVA.

The results of the VTO are as follows:

Number of Garanti BBVA shares[1] acquired in the VTO	% of Garanti BBVA’s total share capital (acquired in the VTO)	total accumulated % of share capital of Garanti BBVA owned by BBVA (after VTO)

1,517,195,890	36.12%	85.97%

The consideration paid by BBVA for the 36.12% of Garanti BBVA´s share capital acquired in the VTO is approximately 22,758 million Turkish Lira (equivalent to approximately 1,410 million Euros2). The transaction has a negative impact on the Common Equity Tier 1 (fully loaded) ratio3 of approximately 23 basis points.

For further information of Garanti BBVA shares acquired in the VTO, please refer to the VTO results notifications published by Garanti Yatırım Menkul Kıymetler A.Ş.4 in the following webpage: kap.org.tr

Madrid, May 18, 2022

1 All references to “shares” in this announcement shall be deemed made to lots of 100 shares, which is the trading unit of Garanti BBVA shares at Borsa Istanbul.

2 Using the effective exchange rate of 16.14 Turkish Lira per Euro.

3 The determination of the impact on Common Equity Tier 1 was made taking into consideration the group’s financial statements as of March 31, 2022, using the effective exchange rate of 16.14 Turkish Lira per Euro.

4 Investment firm acting as broker of BBVA in the VTO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 18, 2022

By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A